August 13, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Acceleration Request of HCM II Acquisition Corp. Registration Statement on Form S-1 (File No. 333-280283)

Dear Ronald E. Alper,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, HCM II Acquisition Corp (the “Company”), hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:45 p.m., Eastern time, on August 15, 2024, or as soon thereafter as practicable.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, King & Spalding LLP, by calling Kevin E. Manz at (212) 556-2133.

* * * *

Thank you for your assistance in this matter.

Very truly yours,

/s/ Steven Bischoff
Steven Bischoff
President and Chief Financial Officer

cc:	Stuart Neuhauser, Ellenoff Grossman & Schole LLP